                          DATED AS OF FEBRUARY 1, 1978

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                     BANK OF MONTREAL -- BANQUE DE MONTREAL

                                       AND

                THE ROYAL TRUST COMPANY -- COMPAGNIE TRUST ROYAL

                                     TRUSTEE

                                 TRUST INDENTURE

                           PROVIDING FOR THE ISSUE OF

                                   DEBENTURES

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                                TABLE OF CONTENTS

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Section                                                                     Page
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        Recitals ........................................................     1

                                   ARTICLE ONE
                                 Interpretation

1.01    Definitions .....................................................     2
1.02    Meaning of "outstanding" for Certain Purposes ...................     4
1.03    Interpretation not Affected by Headings, etc ....................     4
1.04    Applicable Law ..................................................     4

                                   ARTICLE TWO
                                 The Debentures

2.01    Limit of Issue ..................................................     5
2.02    Bank Debentures .................................................     5
2.03    Subordination ...................................................     5
2.04    Form and Terms of Series 1 Debentures ...........................     6
2.05    Issue of Series 1 Debentures ....................................     7
2.06    Computation of Interest .........................................     7
2.07    Creation and Issue of Additional Debentures .....................     7
2.08    Debentures to Rank Pari Passu ...................................     8
2.09    Signing of Debentures ...........................................     9
2.10    Certification by Trustee ........................................     9
2.11    Interim Debentures ..............................................     9
2.12    Issue in Substitution for Lost Debentures .......................    10

                                  ARTICLE THREE
          Registration, Transfer, Exchange and Ownership of Debentures

3.01    Fully Registered Debentures .....................................    11
3.02    Coupon Debentures ...............................................    11
3.03    Transferee Entitled to Registration .............................    12
3.04    Exchange of Debentures ..........................................    13
3.05    Charges for Registration, Transfer and Exchange .................    13
3.06    Register Open for Inspection ....................................    14
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3.07    Limitation on Obligation to Effect Transfers or Exchanges .......    14
3.08    Ownership of Debentures and Coupons .............................    14

                                  ARTICLE FOUR
                      Redemption and Purchase of Debentures

4.01    General .........................................................    15
4.02    Non-Redeemable ..................................................    15
4.03    Purchase of Debentures ..........................................    15
4.04    Cancellation of Retired Debentures ..............................    16

                                  ARTICLE FIVE
                              Covenants of the Bank


5.01    General Covenants ...............................................    16
5.02    Trustee's Remuneration and Expenses .............................    17
5.03    Not to Accumulate Interest ......................................    17
5.04    Restriction on Senior Indebtedness ..............................    18
5.05    Annual Certificate of Compliance ................................    18

                                   ARTICLE SIX
                            Defaults and Enforcement

6.01    Events of Default ...............................................    18
6.02    Notice of Default by Trustee ....................................    20
6.03    Acceleration on Default .........................................    20
6.04    Waiver of Default ...............................................    21
6.05    Proceedings by the Trustee ......................................    22
6.06    Suits by Debentureholders .......................................    23
6.07    Application of Moneys Received by Trustee .......................    23
6.08    Distribution of Proceeds ........................................    24
6.09    Immunity of Shareholders, etc ...................................    25
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                                       ii

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                                  ARTICLE SEVEN
                           Satisfaction and Discharge

7.01    Cancellation and Destruction ....................................    25
7.02    Non-Presentation of Debentures and Coupons ......................    25
7.03    Repayment of Unclaimed Moneys to Bank ...........................    26
7.04    Release from Covenants ..........................................    26

                                  ARTICLE EIGHT
                                 Successor Banks

8.01    Certain Requirements in Respect of Merger, etc ..................    27
8.02    Vesting of Powers in Successor ..................................    28

                                  ARTICLE NINE
                          Meetings of Debentureholders

9.01    Right to Convene Meeting ........................................    29
9.02    Notice ..........................................................    29
9.03    Chairman ........................................................    29
9.04    Quorum ..........................................................    29
9.05    Power to Adjourn ................................................    30
9.06    Show of Hands ...................................................    30
9.07    Poll ............................................................    30
9.08    Voting ..........................................................    30
9.09    Regulations .....................................................    31
9.10    Bank and Trustee may be Represented .............................    32
9.11    Powers Exercisable by Extraordinary Resolution ..................    32
9.12    Powers Cumulative ...............................................    34
9.13    Meaning of "Extraordinary Resolution" ...........................    34
9.14    Minutes .........................................................    35
9.15    Instruments in Writing ..........................................    35
9.16    Binding Effect of Resolutions ...................................    35
9.17    Serial Meetings .................................................    36
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                                       iii

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                                   ARTICLE TEN
                             Supplemental Indentures

10.01   Execution of Supplemental Indentures ............................    37

                                 ARTICLE ELEVEN
                             Concerning the Trustee

11.01   Trust Indenture Legislation .....................................    39
11.02   Rights and Duties of Trustee ....................................    39
11.03   Evidence, Experts and Advisers ..................................    40
11.04   Documents, Moneys, etc., Held by Trustee ........................    41
11.05   Action by Trustee to Protect Interests ..........................    42
11.06   Trustee not Required to Give Security ...........................    42
11.07   Protection of Trustee ...........................................    42
11.08   Replacement of Trustee ..........................................    42
11.09   Conflict of Interest ............................................    43
11.10   Acceptance of Trust .............................................    43

                                 ARTICLE TWELVE
                                     Notices

12.01   Notice to Debentureholders ......................................    43
12.02   Notice to the Trustee ...........................................    44
12.03   Notice to the Bank ..............................................    44

                                ARTICLE THIRTEEN
                          Forms of Series 1 Debentures

13.01   Form of Coupon Debentures .......................................    46
13.02   Form of Fully Registered Debentures .............................    53

                                ARTICLE FOURTEEN
                                    Execution

14.01   Counterparts and Formal Date ....................................    60
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                                       iv

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THIS INDENTURE made as of February 1, 1978.

BETWEEN

          BANK OF MONTREAL - BANQUE DE MONTREAL, a Canadian chartered bank (hereinafter called the "Bank"),

                                                              OF THE FIRST PART,

          -And-

          THE ROYAL TRUST COMPANY - COMPAGNIE TRUST
          ROYAL, a trust company incorporated under the laws of the Province of Quebec (hereinafter called the "Trustee"),

                                                             OF THE SECOND PART.

     WHEREAS under the provisions of the Bank Act, the Bank may borrow money by the issue of bank debentures in accordance with the provisions of the Bank Act relating to bank debentures; and

     WHEREAS the Bank deems it desirable for its corporate purposes to create and issue from time to time its Debentures to be constituted in the manner hereinafter appearing; and

     WHEREAS all things necessary have been done and performed to make the Debentures when certified by the Trustee and issued as in this Trust Indenture provided valid, binding and legal obligations of the Bank with the benefits and subject to the terms of the Trust Indenture;

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

                                   ARTICLE ONE

                                 INTERPRETATION

     SECTION 1.01 Definitions. In this Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

     "Bank" means the Party of the First Part and every successor bank which shall have complied with the provisions of Article Eight;

     "Bank Act" means the Bank Act of Canada, being Chapter B-1 of the Revised Statutes of Canada, 1970, and any Act that may be substituted therefor, as from time to time amended; and reference to a particular section of the Bank Act includes reference to a section of similar effect in any such substituted or amended Act;

     "certificate of the Bank" means a written certificate signed in the name of the Bank by its chairman or its president or a vice-president and its secretary or another vice-president or an assistant secretary, and may consist of one or more instruments so executed;

     "certified resolution" means a copy of a resolution certified by the secretary or an assistant secretary of the Bank to have been duly passed by the directors and to be in full force and effect on the date of such certification;

     "counsel" means a barrister or solicitor or firm of barristers and solicitors retained by the Trustee or retained by the Bank and acceptable to the Trustee;

     "Debentureholders" or "holders" means as regards registered Debentures the several persons for the time being entered in the registers hereinafter mentioned as holders thereof and as regards unregistered Debentures the bearers thereof for the time being;

     "Debentures" means the Debentures of the Bank issued and certified hereunder and for the time being outstanding; "coupon Debentures" means Debentures which are issued with interest coupons attached; "coupons" means the interest coupons attached or pertaining to coupon Debentures; "fully registered Debentures" means Debentures without coupons which are registered as to principal and interest as hereinafter provided; "registered Debentures" means and includes fully registered Debentures and coupon Debentures registered as to principal only; and "unregistered Debentures" means Debentures which are not so registered;

     "Debentureholders' Request" means an instrument signed in one or more counterparts by the holder or holders of not less than 10% in principal amount of the Debentures, or in certain circumstances of any particular series, outstanding for the time being, requesting the Trustee to take some action or proceeding specified therein;

     "director" means a director of the Bank for the time being, and reference to action by the directors means action by the directors of the Bank as a board or, whenever duly empowered, action by the executive committee of the board;

     "event of default" has the meaning attributed to it in section 6.01;

     "extraordinary resolution" has the meaning attributed to it in Article
Nine;

     "person" means an individual, a corporation, a partnership, a trustee or an unincorporated organization; and pronouns have a similarly extended meaning;

     "Trust Indenture", "herein", "hereby", "hereof" and similar expressions mean or refer to this indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article" and "section" followed by a number mean and refer to the specified Article or section of this indenture;

     "Trustee" means the Party of the Second Part and its successors for the time being in the trusts hereby created;

     "written order of the Bank" means a written order signed in the name of the Bank by its chairman or its president or a vice-president and its secretary or another vice-president or an assistant secretary; and "written request of the Bank" has a similar meaning; and

     words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

     SECTION 1.02. Meaning of "outstanding" for Certain Purposes. Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or moneys for the payment thereof shall have been set aside under section 7.02, provided that:

     (1) Debentures which have been partially redeemed shall be deemed to be outstanding only to the extent of the unredeemed part of the principal amount thereof;

     (2) where a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

     (3) for the purpose of any provision of this Trust Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Trust Indenture, Debentures owned legally or equitably by the Bank shall be disregarded except that:

          (a) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Debentures which the Trustee knows are so owned shall be so disregarded; and

          (b) Debentures so owned which have been pledged in good faith other than to the Bank shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures in his discretion free from the control of the Bank.

     SECTION 1.03. Interpretation not Affected by Headings, etc. The division of this Trust Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

     SECTION 1.04. Applicable Law. This Trust Indenture and the Debentures and coupons shall be construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

                                   ARTICLE TWO

                               ISSUE OF DEBENTURES

     SECTION 2.01. Limit of Issue. Subject to the provisions of the Bank Act, the aggregate principal amount of Debentures which may be authorized hereunder is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth. The Debentures may be issued in several series as herein provided.

     SECTION 2.02. Bank Debentures.

     (1) The Debentures are bank debentures as that term is defined in the Bank Act and accordingly:

          (a) the Debentures of any series shall not be called for redemption by the Bank before a date at least five years after the date of such Debentures;

          (b) the indebtedness evidenced by the Debentures of any series shall not be paid by the Bank during the five years following the date of such Debentures, or during such shorter period as may be permitted by section 77 of the Bank Act; and

          (c) the Bank shall not issue Debentures dated more than sixty days before the date of issue thereof, but this restriction does not apply to a Debenture issued in exchange for or in replacement of one that has the same stated maturity and that is not then being redeemed or paid.

     (2) If and to the extent that any provision of this Trust Indenture or of the Debentures conflicts with a mandatory requirement of the Bank Act, such mandatory requirement shall prevail.

     SECTION 2.03. Subordination.

     (1) In the event of the insolvency or winding-up of the Bank, the indebtedness evidenced by the Debentures is subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which by their terms rank in right of payment equally with or subordinate to the Debentures.

     (2) Each holder of Debentures or coupons by his acceptance thereof agrees to and shall be bound by the subordination provided for in subsection (1) and authorizes and directs the Trustee on his behalf to take such action, if any, as may be necessary or appropriate further to assure the same and appoints the Trustee his agent for such purpose.

     SECTION 2.04. Form and Terms of Series 1 Debentures.

     (1) The first series of Debentures authorized to be issued hereunder (herein sometimes referred to as "Series 1 Debentures") shall consist of and be limited to an aggregate principal amount of $50,000,000 in lawful money of Canada and shall be designated "9% Debentures, Series 1".

     (2) The Series 1 Debentures shall be dated as of March 1, 1978, shall bear interest from that date (subject to section 2.06) at the rate of 9% per annum (including, in case of default, interest on all amounts overdue at the same rate) payable half-yearly on September 1 and March 1 in each year and shall mature on March 1, 1984.

     (3) The principal of the Series I Debentures and the interest thereon shall be payable in lawful money of Canada at any branch in Canada of the Bank, at the option of the respective holders of the Series 1 Debentures or of the coupons representing such interest, as the case may be.

     (4) The Series 1 Debentures shall be issuable as coupon Debentures registrable as to principal only in the denominations of $1,000, $5,000, $25,000 and $100,000 and as fully registered Debentures in the denominations of $1,000 and multiples thereof; shall be substantially in one of the forms set out in Article Thirteen hereof with such appropriate insertions, omissions, substitutions and variations as the Trustee may approve; shall be in both the English and French languages; and shall bear such distinguishing letters and numbers as the Trustee shall approve.

     SECTION 2.05. Issue of Series 1 Debentures. The Series 1 Debentures, in interim or definitive form, to the aggregate principal amount of $50,000,000, may forthwith be executed by the Bank and certified by or on behalf of the Trustee and delivered by it to or upon the written order of the Bank, without the Trustee receiving any consideration therefor.

     SECTION 2.06. Computation of Interest.

     (1) Fully registered Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures, shall bear interest from their respective dates or from the last interest payment date to which interest shall have been paid or made available for payment on the outstanding Debentures of the same series and date of maturity, whichever shall be the later.

     (2) The coupons (if any) matured at the date of delivery by the Trustee of any coupon Debenture shall be detached therefrom and cancelled before delivery, unless such Debenture is being issued in exchange or in substitution for another Debenture (whether in interim or definitive form) and such matured coupons represent unpaid interest to which the holder of such exchanged or substituted Debenture is entitled.

     (3) Interest for any period of less than six months shall be computed on the basis of a year of three hundred and sixty-five days, unless otherwise provided in any supplemental indenture establishing the terms of any series of additional Debentures.

     SECTION 2.07. Creation and Issue of Additional Debentures.

     (1) The directors may from time to time authorize the creation of one or more subsequent series of Debentures hereunder. The Debentures of any such subsequent series (herein sometimes referred to as "additional Debentures") may, subject to the requirements of the Bank Act, be limited to such aggregate principal amount, bear such date or dates, mature on such date or dates, bear such rate or rates of interest, be redeemable at such prices, be entitled to the benefit of such covenants, sinking or purchase fund provisions, conversion rights, exchange rights and/or stock purchase rights, be payable in Canadian currency at such place or places and in Canadian and/or such other currency or currencies and contain such other terms or provisions not inconsistent herewith as the directors may determine.

     (2) Before the issue of any Debentures of any such subsequent series the Bank shall execute and deliver to the Trustee an indenture supplemental hereto for the purpose of establishing the terms thereof and the forms and denominations in which they may be issued, together with a certified resolution authorizing the same, and the Trustee shall execute and deliver such supplemental indenture pursuant to Article Eleven.

     (3) Whenever any series of additional Debentures shall have been authorized as aforesaid the same may be from time to time executed by the Bank and delivered to the Trustee and, subject to subsection (4), shall be certified by the Trustee and delivered by it to or to the order of the Bank upon receipt by and deposit with the Trustee of the following:

          (a) a certified resolution requesting certification and delivery of a specified principal amount of Debentures of such subsequent series;

          (b) a certificate of the Bank that it is not in default in the performance of any of its covenants herein contained and that it has complied with all the requirements of the Bank Act and of this Trust Indenture in connection with the issue of the Debentures of which certification is requested;

          (c) a written order of the Bank for the certification and delivery of such Debentures; and

          (d) an opinion of counsel that all requirements imposed by this Trust Indenture or by law in connection with the proposed issue of Debentures have been complied with.

     (4) No additional Debentures shall be certified or delivered hereunder if, to the knowledge of the Trustee, an event of default shall have occurred and be continuing.

     SECTION 2.08. Debentures to Rank Pari Passu. All Debentures shall rank pari passu without discrimination, preference or priority whatever may be the actual date or terms of issue of the same respectively, save only as to sinking or purchase fund provisions (if any) applicable to different series.

     SECTION 2.09. Signing of Debentures. The Debentures shall be under the seal of the Bank or a reproduction thereof (which shall be deemed to be the corporate seal of the Bank) and shall be signed by the chairman, the deputy chairman, the president or a vice-president and by the secretary or an assistant-secretary of the Bank and the coupons shall be signed by any one of the said officers. The signatures of such officers may be mechanically reproduced in facsimile and Debentures and coupons bearing such facsimile signatures shall be binding upon the Bank as if they had been manually signed by such officers. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Debenture or coupon as one of such officers may no longer hold office at the date of this Trust Indenture or at the date of such Debenture or coupon or at the date of certification and delivery thereof, any Debenture or coupon signed as aforesaid shall be valid and binding upon the Bank.

     SECTION 2.10. Certification by Trustee.

     (1) No Debenture shall be issued or, if issued, shall be obligatory or entitle the holder to the benefit hereof until it has been certified by or on behalf of the Trustee substantially in the form of the certificate set out in Article Thirteen or in some other form approved by the Trustee and such certification by the Trustee upon any Debenture shall be conclusive evidence as against the Bank that the Debenture so certified has been duly issued hereunder and is a valid obligation of the Bank and that the holder is entitled to the benefit hereof.

     (2) The certificate of the Trustee on Debentures issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Trust Indenture or of the Debentures (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or of the proceeds thereof.

     SECTION 2.11. Interim Debentures. Pending the delivery of definitive Debentures of any series to the Trustee, the Bank may issue and the Trustee certify in lieu thereof interim Debentures, with or without coupons, in such forms and in such denominations and signed in such manner as the Trustee and the Bank may approve, entitling the holders thereof to definitive Debentures of the said series when the same are ready for delivery. When so issued and certified, such interim Debentures shall, for all purposes, be deemed to be Debentures and, pending the exchange thereof for definitive Debentures, the holders of the said interim Debentures shall be deemed to be Debentureholders and entitled to the benefit of this Trust Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Bank shall have executed and delivered the definitive Debentures to the Trustee, the Trustee shall call in for exchange all interim Debentures that shall have been issued and forthwith after such exchange shall cancel the same together with all unmatured coupons (if any) pertaining thereto. No charge shall be made by the Bank or the Trustee to the holders of such interim Debentures for such exchange thereof. All interest paid upon interim Debentures without coupons shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

     SECTION 2.12. Issue in Substitution for Lost Debentures.

     (1) In case any of the Debentures issued and certified hereunder or coupons pertaining thereto shall become mutilated or be lost, destroyed or stolen, the Bank in its discretion may issue and thereupon the Trustee shall certify and deliver a new Debenture or coupon of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Debenture or coupon or in lieu of and in substitution for such lost, destroyed or stolen Debenture or coupon and the new Debenture or coupon shall be in a form approved by the Trustee and shall be entitled to the benefit hereof and rank equally in accordance with its terms with all other Debentures or coupons issued or to be issued hereunder.

     (2) The applicant for the issue of a new Debenture or coupon pursuant to this section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Bank and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Debenture or coupon so lost, destroyed or stolen as shall be satisfactory to the Bank and the Trustee in their discretion and such applicant may also be required to furnish indemnity in amount and form satisfactory to the Bank and the Trustee in their discretion, and shall pay the reasonable charges of the Bank and the Trustee in connection therewith.

                                  ARTICLE THREE

                      REGISTRATION, TRANSFER, EXCHANGE AND
                             OWNERSHIP OF DEBENTURES

     SECTION 3.01. Fully Registered Debentures.

     (1) With respect to each series of Debentures issuable as fully registered Debentures, unless otherwise provided in the supplemental indenture establishing the terms thereof, the Bank shall cause to be kept by and at the principal office of the Trustee in the City of Montreal or at such other place in Canada as the Bank, with the approval of the Trustee, may determine a register in which shall be entered the names and addresses of the holders of fully registered Debentures of such series and particulars of the Debentures held by them respectively. Unless otherwise provided as aforesaid, the Bank shall also, with respect to each series of Debentures issuable as fully registered Debentures, cause to be provided by and at such principal office of the Trustee facilities for the exchange and transfer of fully registered Debentures, and by and at the principal offices of the Trustee in each of the cities of Montreal, Toronto, Halifax, Winnipeg, Calgary and Vancouver facilities for the registration, exchange and transfer of fully registered Debentures. The Bank may from time to time provide additional facilities for such registration, exchange and transfer at other offices of the Trustee or at other agencies.

     (2) No transfer of a fully registered Debenture shall be valid unless made at one of such offices or other agencies by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Trustee or other agent.

     SECTION 3.02. Coupon Debentures.

     (1) Coupon Debentures issued hereunder shall be negotiable and title thereto shall pass by delivery unless registered as to principal for the time being as hereinafter provided. Notwithstanding registration of coupon Debentures as to principal, the coupons when detached shall continue to be payable to bearer and title thereto shall pass by delivery.

     (2) With respect to each series of Debentures issuable as coupon Debentures registrable as to principal only, unless otherwise provided in the supplemental indenture establishing the terms thereof, the Bank shall cause to be kept by and at the principal office of the Trustee in the City of Montreal or at such other place in Canada as the Bank, with the approval of the Trustee, may determine a register in which holders of coupon Debentures of such series may register the same as to principal only and in which shall be entered the names and addresses of the holders of coupon Debentures of such series registered as to principal and particulars of the coupon Debentures so registered held by them respectively. Unless otherwise provided as aforesaid, the Bank shall also, with respect to each series of Debentures issuable as coupon Debentures registrable as to principal only, cause to be provided by and at such principal office of the Trustee facilities for the exchange and transfer of such registered Debentures, and by and at the principal offices of the Trustee in each of the cities of Montreal, Toronto, Halifax, Winnipeg, Calgary and Vancouver facilities for the registration, exchange and transfer of coupon Debentures registrable as to principal only. The Bank may from time to time provide additional facilities for such registration, exchange and transfer at other offices of the Trustee or at other agencies. Such registration shall be noted on the Debentures by the Trustee or other agent.

     (3) After such registration of a coupon Debenture no transfer thereof shall be valid unless made at one of such offices or other agencies by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee or other agent upon compliance with such reasonable requirements as the Trustee may prescribe, nor unless such transfer shall have been noted on the Debenture by the Trustee or other agent; but any such Debenture may be discharged from registry by being transferred to bearer, after which it shall again be transferable by delivery, but may again from time to time be registered and discharged from registry.

     SECTION 3.03. Transferee Entitled to Registration. The transferee of a registered Debenture shall, after the appropriate form of transfer is lodged with the Trustee or other agent and upon compliance with all other conditions in that behalf required by this Trust Indenture or by law, be entitled to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Bank and his transferor or any previous holder of such Debenture, save in respect of equities of which the Bank is re-quired to take notice by statute or by order of a court of competent jurisdiction.

     SECTION 3.04. Exchange of Debentures.

     (1) Debentures in any authorized form or denomination may be exchanged upon reasonable notice for Debentures in any other authorized form or denomination of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

     (2) Debentures of any series may be exchanged only at the principal office of the Trustee in the City of Montreal or at such other place or places (if any) as may be specified in the Debentures of such series and at such other place or places (if any) as may from time to time be designated by the Bank with the approval of the Trustee. Any Debentures tendered for exchange shall be surrendered to the Trustee together with all unmatured coupons (if any) and all matured coupons in default (if any) pertaining thereto. The Bank shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures and coupons surrendered for exchange shall be cancelled.

     SECTION 3.05. Charges for Registration, Transfer and Exchange.

     (1) Unless otherwise provided in any supplemental indenture, for each Debenture exchanged, registered, transferred or discharged from registration the Trustee or other agent shall, if required by the Bank, make a charge not exceeding $1 for its services and not exceeding $1 for each new Debenture issued (if any); provided that no charge to a Debentureholder shall be made hereunder:
(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within the period of two months from and including the date of such Debenture, or (b) for any exchange of any Debenture which has been issued under section 2.11.

     (2) Payment of any such charges and reimbursement of the Trustee or other agent or the Bank for any transfer taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto.

     SECTION 3.06. Register Open for Inspection. The register referred to in this Trust Indenture shall be open for inspection during normal business hours by the Bank, the Trustee or any Debentureholder.

     SECTION 3.07. Limitation on Obligation to Effect Transfers or Exchanges. Neither the Bank nor the Trustee nor any other agent shall be required (a) to make transfers for exchanges of fully registered Debentures of any series on any interest payment date for Debentures of that series or during the twenty-one preceding days, or (b) to make exchanges of Debentures of any series on the day of any selection by the Trustee of Debentures of that series to be redeemed or during the fifteen preceding days.

     SECTION 3.08. Ownership of Debentures and Coupons.

     (1) The person in whose name any registered Debenture is registered shall for all the purposes of this Trust Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium (if any) on such Debenture and, in the case of a fully registered Debenture, interest thereon shall be made only to or upon the order in writing of such registered holder.

     (2) The Bank and the Trustee may deem and treat the bearer of any unregistered Debenture and the bearer of any coupon, whether or not the Debenture from which it has been detached shall be registered as to principal, as the absolute owner of such Debenture or coupon, as the case may be, for all purposes and neither the Bank nor the Trustee nor any other agent shall be affected by any notice to the contrary.

     (3) Neither the Bank nor the Trustee nor any other agent shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Debenture and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

     (4) The registered holder for the time being of any registered Debenture and the bearer of any unregistered Debenture and the bearer of any coupon shall be entitled to the principal, premium (if any) and/or interest evidenced by such instruments respectively free from all equities or rights of set-off or counter claim between the Bank and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such registered holder or bearer, as the case may be, for any such principal, premium or interest shall be a good discharge to the Bank and the Trustee for the same and neither the Bank nor the Trustee shall be bound to inquire into the title of any such registered holder or bearer.

     (5) Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Trustee stating that the unregistered Debentures specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Bank and the Trustee may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person during such period, of such Debentures, for the purpose of any Debentureholders' Request, requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Debentures so deposited. The Bank and the Trustee may treat the registered holder of, any Debenture as the owner thereof without actual production of such Debenture for the purpose of any Debentureholders' Request, requisition, direction, consent, instrument or other document as aforesaid.

                                  ARTICLE FOUR

                      REDEMPTION AND PURCHASE OF DEBENTURES

     SECTION 4.01. General. The Bank shall have the right at its option to redeem either in whole at any time or in part from time to time prior to maturity Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable law restricting the redemption of Debentures of such series) at such rates of premium, if any, and subject to such conditions, if any, as shall have been determined at the time of the issue of such Debentures and as shall be expressed in the supplemental agreement authorizing or providing for the issue thereof.

     SECTION 4.02. Non-Redeemable. The Series 1 Debentures are not redeemable prior to maturity.

     SECTION 4.03. Purchase of Debentures. The Bank shall have the right only after March 1, 1983 to purchase Series 1 Debentures in the market or by private contract.

     SECTION 4.04. Cancellation of Retired Debentures. All Series I Debentures purchased by the Bank under the provisions of this Article, with the unmatured coupons (if any) pertaining thereto, shall be forthwith delivered to and cancelled by the Trustee and shall not be re-issued.

                                  ARTICLE FIVE

                              COVENANTS OF THE BANK

     SECTION 5.01. General Covenants. The Bank covenants with the Trustee that so long as any Debentures remain outstanding:

     (1) It will duly and punctually pay or cause to be paid to every holder of Debentures issued hereunder the principal thereof, premium (if any) and interest accrued thereon (including, in case of default, interest on all amounts overdue at the rate specified therein) at the dates and places, in the currencies and in the manner mentioned herein and in such Debentures and in the coupons, if any, pertaining thereto. As interest becomes due on each fully registered Debenture (except at maturity or on redemption, when interest may at the option of the Bank be paid upon surrender of such Debenture for payment) the Bank, either directly or through the Trustee, shall send by prepaid ordinary mail a cheque for such interest (less any tax required to be withheld therefrom) payable to the order of the then registered holder of such Debenture and addressed to him at his last address appearing on the register, unless such holder otherwise directs. In the case of joint holders the cheque shall be made payable to the order of all such joint holders and addressed to them at the last address appearing on the register, unless such joint holders otherwise direct. If more than one address appears on the register in respect of such joint holding the cheque shall be mailed to the first address so appearing. The mailing of such cheque shall, to the extent of the sum represented thereby plus the amount of any tax withheld as aforesaid, satisfy and discharge the liability for interest on such Debenture, unless such cheque be not paid at par on presentation at one of the places where such interest is, by the terms of such Debenture, made payable. In the event of non-receipt of any cheque for interest by the person to whom it is sent as aforesaid, the Bank will issue to such person a replacement cheque for a like amount upon being furnished with such evidence of nonreceipt as it shall reasonably require and upon being indemnified to its satisfaction.

     (2) Except as herein otherwise expressly provided, it will at all times maintain its corporate existence and will itself carry on and conduct its business in a proper, efficient and businesslike manner and in accordance with good business practice.

     (3) It will keep proper books of account in accordance with generally accepted accounting practice and will, if and whenever it is so required in writing by the Trustee, file with the Trustee a copy of each annual and other periodic report of the Bank furnished to its shareholders after the date hereof.

     SECTION 5.02. Trustee's Remuneration and Expenses. The Bank covenants that it will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under the trusts hereof shall be finally and fully performed, except any such expense, disbursement or advance as may arise from its negligence or wilful default. Any amount due under this section and unpaid thirty days after request for such payment shall bear interest at the rate of 10% per annum from the expiration of such thirty days. After default all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Trustee or its successors in the trusts hereunder in priority to any payment of the principal of or interest or premium on the Debentures.

     SECTION 5.03. Not to Accumulate Interest. In order to prevent any accumulation after maturity of coupons or interest the Bank covenants with the Trustee that it will not, except with the approval of the Debentureholders expressed by extraordinary resolution, directly or indirectly extend or assent to the extension of time for payment of any coupons or interest payable hereunder or be a party to or approve any such arrangement by purchasing or funding any of said coupons or interest or in any other manner. In case the time for payment of any such coupons or interest shall be so extended, whether for a definite period or otherwise, such coupons or interest shall not be entitled in case of default hereunder to the benefit of these presents except subject to the prior payment in full of the principal of and premium (if any) on all Debentures then outstanding and of all matured coupons and interest on such Debentures, the payment of which has not been so extended, and of all other moneys payable hereunder.

     SECTION 5.04. Restriction on Senior Indebtedness. The Bank hereby covenants with the Trustee that so long as any Debentures remain outstanding the Bank will not create, issue, incur or reclassify any indebtedness subordinate in right of payment to the deposit liabilities of the Bank which, in the event of the insolvency or winding-up of the Bank, would tank in right of payment in priority to the Debentures.

     SECTION 5.05. Annual Certificate of Compliance. Within ninety days after the end of each fiscal year of the Bank, and at any other time if requested by the Trustee, the Bank shall furnish the Trustee with a certificate of the Bank stating that in the course of the performance by the signers of their duties as officers of the Bank they would normally have knowledge of any default by the Bank in the performance of its covenants under this Trust Indenture or of any event of default under Article Six and certifying that the Bank has complied with all covenants, conditions or other requirements contained in this Trust Indenture nom-compliance with which would, with notification or with the lapse of time or otherwise, constitute an event of default hereunder, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply.

     In addition, on becoming aware at any time of any event of default of the nature specified in subsections (f) and (g) of section 6.01, the Bank will promptly notify the Trustee.

                                   ARTICLE SIX

                            DEFAULTS AND ENFORCEMENT

     SECTION 6.01. Events of Default. The following events are herein sometimes referred to as "events of default" :-

          (a) if the Bank makes default in payment of the principal of or premium on any Debentures when the same becomes due under any provision hereof or of the Debentures;

          (b) if the Bank wakes default in payment of any interest due on any Debenture, and such default shall have continued for a period of thirty days;

          (c) if an order shall be made or an effective resolution be passed for the winding-up or liquidation of the Bank, or if a liquidator of the Bank be appointed, except in the course of carrying out or pursuant to a transaction which is permitted by section 8.01;

          (d) if the Bank shall become insolvent or bankrupt or if a curator, receiver or receiver and manager of the Bank, or any other officer with similar powers, be appointed;

          (e) if the Bank shall neglect to carry out or observe any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Bank specifying such default and requiring the Bank to put an end to the same, the Bank shall fail to make good such default within a period of sixty days after receipt of such notice, unless the Trustee (having regard to the subject matter of the neglect or non-observance) shall have agreed to a longer period, and, in such event, within the period agreed to by the Trustee;

          (f) if an event of default, as defined in the trust agreement entered into between the Bank and The Royal Trust Company, as trustee, dated as of April 1, 1972 and agreements supplemental thereto, shall occur and be continuing; and

          (g) if an event or events of default, as defined in any one or more indentures or instruments evidencing or under which the Bank has at the time outstanding in the aggregate indebtedness for borrowed money in excess of 5% of the aggregate principal amount of all outstanding indebtedness for borrowed money of the Bank, shall happen and be continuing and (i) shall consist of a failure to make any payment of principal at maturity or (ii) shall have resulted in the acceleration of such indebtedness so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable; provided, however, that if such event or events of default under such indentures or instruments shall be remedied or cured by the Bank or waived by the holders of such indebtedness, then the event of default hereunder by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the Trustee or any of the Debentureholders and any acceleration of maturity hereunder consequent thereon shall be deemed rescinded and annulled unless any judgment or decree for the payment of moneys due hereunder shall have theretofore been obtained or entered; and provided further that, subject to the provisions of section 6.05 and section 11.02, the Trustee shall not be charged with knowledge of any such event of default unless written notice thereof shall have been given to the Trustee by the Bank, by the holder or an agent of the holder of any such indebtedness, by the trustee then acting under any indenture or other instrument under which such event of default shall have occurred, or by the holders of not less than 25% in the aggregate principal amount of the Debentures at the time outstanding.

     SECTION 6.02. Notice of Default by Trustee. If an event of default shall occur and be continuing the Trustee shall, within thirty days after it becomes aware of the occurrence of such event of default, give notice of such event of default to the Debentureholders, provided that, notwithstanding the foregoing, the Trustee shall not be required to give such notice if the Trustee in good faith determines that the withholding of such notice is in the best interests of the Debentureholders and gives notice of such determination to the Bank.

     SECTION 6.03. Acceleration on Default.

     (1) In case an event of default has occurred, the Trustee may in its discretion and shall upon receipt of a Debentureholders' Request, subject to the provisions of section 6.04, declare the principal and interest of all Debentures then outstanding and other moneys payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee on demand, anything therein or herein to the contrary notwithstanding, and the Bank shall on such demand forthwith pay to the Trustee for the benefit of the Debentureholders the principal of and accrued and unpaid interest (including interest on all amounts overdue) on the Debentures, the premium (if any) provided for in subsection (2) and all other moneys payable hereunder, together with subsequent interest thereon at the rates borne by the Debentures from the date of the said declaration until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the moneys mentioned in and according to the tenor of the Debentures and coupons. Such payment when made shall be deemed to have been made in discharge of the Bank's obligations hereunder and any moneys so received by the Trustee shall be applied as herein provided.

     (2) Nothing in this section or in subsection (3) of section 6.05 shall require the Bank to pay the principal of any Debenture at a time when such payment would be contrary to the provisions of subsection (1) of section 2.02; provided that nothing herein shall be deemed to prevent the Trustee or, subject to section 6.06, the holder of any Debenture from proving claims in any insolvency or winding-up proceedings for such amounts in respect of the Debentures as they may be permitted to claim under the laws applicable to such insolvency or winding-up proceedings or from receiving payment of any such amounts.

     SECTION 6.04. Waiver of Default. In case an event of default has occurred otherwise than by default in payment of any principal moneys at maturity on any
Debenture:

          (a) the holders of more than 50% in principal amount of the Debentures then outstanding shall have power (in addition to and subject to the powers exercisable by extraordinary resolution as hereinafter provided) by instrument in writing to instruct the Trustee to waive the default and/or to annul any declaration made by the Trustee pursuant to section 6.03 and the Trustee shall thereupon waive the default and/or annul such declaration upon such terms and conditions as such Debentureholders shall prescribe in such instrument; and

          (b) the Trustee, so long as it has not become bound to institute any proceeding hereunder, shall have power to waive the default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to annul any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as to the Trustee may seem advisable;

provided that no act or omission either of the Trustee or of the Debentureholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default or the rights resulting therefrom.

     SECTION 6.05. Proceedings by the Trustee.

     (1) Whenever an event of default has occurred, but subject to the provisions of section 6.04 and to the provisions of any extraordinary resolution:

          (a) the Trustee, in the exercise of its discretion, may proceed to enforce the rights of the Trustee and the Debentureholders by any action, suit, remedy or proceeding authorized or permitted by law or by equity and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Debentureholders lodged in any winding-up or other proceedings relative to the Bank; and

          (b) upon receipt of a Debentureholders' Request the Trustee, subject to section 11.02, shall exercise or take such one or more of the said remedies as the Debentureholders' Request may direct or, if such Debentureholders' Request contains no direction, as the Trustee may deem expedient.

     (2) No such remedy for the enforcement of the rights of the Trustee or of the Debentureholders shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

     (3) Upon the exercising or taking by the Trustee of any such remedies, whether or not a declaration and demand have been made pursuant to section 6.03, the principal and interest of all Debentures then outstanding and the other moneys payable under section 6.03 shall forthwith become due and payable to the Trustee as though such a declaration and a demand therefor had actually been made.

     (4) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or coupons or the production thereof on the trial or other proceedings relative thereto.

     (5) No delay or omission of the Trustee or of the Debentureholders to exercise any remedy referred to in subsection (1) of this section 6.05 shall impair any such remedy or shall be construed to be a waiver of any default hereunder or acquiescence therein.

     SECTION 6.06. Suits by Debentureholders. No holder of any Debenture or coupon shall have the right to institute any action or proceeding or to exercise any other remedy authorized by this Trust Indenture for the purpose of enforcing any rights on behalf of the Debentureholders or for the execution of any trust or power hereunder or for the appointment of a curator or liquidator or receiver or to have the Bank wound up or to file or prove a claim in any liquidation or insolvency proceedings, unless the Trustee shall have failed to act within a reasonable time after the Debentureholders' Request referred to in section 6.05 has been delivered to the Trustee and any indemnity required by it under section
11.02 has been tendered to it; in such case, but not otherwise, any Debentureholder acting on behalf of himself and all other Debentureholders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under section 6.05; it being understood and intended that no one or more holders of Debentures or coupons shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action or to enforce any right hereunder or under any Debenture or coupon, except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all holders of all outstanding Debentures and coupons.

     SECTION 6.07. Application of Moneys Received by Trustee.

     (1) Except as otherwise herein provided, all moneys arising from any enforcement hereof shall be held by the Trustee and by it applied, together with any other moneys then or thereafter in the hands of the Trustee available for the purpose, as follows:

          (a) firstly, in payment or reimbursement to the Trustee of the remuneration, expenses, disbursements and advances of the Trustee earned, incurred or made in the administration or execution of the trusts hereunder or otherwise in relation to this Trust Indenture with interest thereon as herein provided; and

          (b) secondly, but subject to the provisions of section 5.03, in or towards payment of the principal of and premium (if any) and accrued and unpaid interest (including interest on all amounts overdue) on the Debentures and coupons which shall then be outstanding, in that order of priority unless otherwise directed by extraordinary resolution and in that case in such order of priority as between principal, premium and interest as may be directed by such extraordinary resolution.

The surplus (if any) of such moneys shall be paid to the Bank or its assigns.

     (2) The holders of Debentures in respect of which no payments of principal have been received by the Trustee by reason of the restrictions contained in subsection (2) of section 6.03 shall not be entitled to participate in any distribution under clause (b) of subsection (1) of this section 6.07 (except a distribution on account of interest) until such restrictions shall cease to apply to such Debentures; thereafter the holders of such Debentures shall be entitled to participate in distributions under said clause (b) in priority to the holders of Debentures which were not so restricted until the amounts distributed to the holders of all Debentures are proportionate to the amounts owing thereon.

     SECTION 6.08. Distribution of Proceeds. Payment to holders of Debentures and coupons pursuant to clause (b) of subsection (1) of section 6.07 shall be made as follows:

     (1) At least fifteen days' notice of every such payment shall be given in the manner provided in Article Twelve specifying the time when and the place or places where the Debentures and coupons are to be presented and the amount of the payment and the application thereof as between principal, premium and interest.

     (2) Payment of any Debenture or coupon shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture or coupon thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient.

     (3) From and after the date of payment specified in the notice interest shall accrue only on the amount owing on each Debenture and coupon after giving credit for the amount of the payment specified in such notice unless it be duly presented on or after the date so specified and payment of such amount be not made.

     (4) The Trustee shall not be required to make any interim payment to Debentureholders unless the moneys in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in clause (a) of subsection (1) of section 6.07, exceed 5% of the principal amount of the outstanding Debentures.

     SECTION 6.08. Immunity of Shareholders, etc. The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer (as such) of the Bank or of any successor company for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Bank herein or in the Debentures contained; provided that nothing in this section shall prevent recourse to and the enforcement of liability of any shareholder for uncalled capital or upon unsatisfied calls.

                                  ARTICLE SEVEN

                           SATISFACTION AND DISCHARGE

     SECTION 7.01. Cancellation and Destruction. All matured coupons and Debentures shall forthwith after payment thereof be cancelled and delivered to the Trustee. All Debentures and coupons cancelled or required to be cancelled under this or any other provision of this Trust Indenture may be destroyed by or under the direction of the Trustee by cremation or otherwise (in the presence of a representative of the Bank if the Bank shall so require) and the Trustee shall prepare and retain a certificate of such destruction and deliver a duplicate thereof to the Bank.

     SECTION 7.02. Non-Presentation of Debentures and Coupons. In case the holder of any Debenture or coupon shall fail to present the same for payment on the date on which the principal thereof, the premium (if any) thereon and/or the interest thereon or represented thereby becomes payable either at maturity or on redemption or otherwise:

          (a) the Bank shall be entitled to pay to the Trustee and direct it to set aside, or

          (b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment or redemption of the Debentures, the Bank shall be entitled to direct the Trustee to set aside, the principal moneys and premium (if any) and/or the interest, as the case may be, in trust to be paid to the holder of such Debenture or coupon upon due presentation or surrender thereof in accordance with the provisions of this Trust Indenture; and thereupon the principal moneys and premium (if any) and/or the interest payable on or represented by each Debenture and each coupon in respect whereof such moneys have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Trustee (without interest on such moneys) upon due presentation and surrender thereof, subject always to the provisions of section 7.03.

     SECTION 7.03. Repayment of Unclaimed Moneys to Bank. Any moneys set aside under section 7.02 in respect of any Debenture or coupon and not claimed by and paid to the holder thereof, as provided in section 7.02, within six years after the date of such setting aside shall be repaid to the Bank by the Trustee on demand, and thereupon the Trustee shall be released from all further liability with respect to such moneys, and thereafter such holder shall have no rights in respect of such Debenture or coupon except to obtain payment of such moneys (without interest thereon) from the Bank.

     SECTION 7.04. Release from Covenants. Upon proof being given to the reasonable satisfaction of the Trustee of compliance with the following conditions:

     (1) that the Bank has paid and discharged or provided for the payment and discharge of the entire indebtedness on all Debentures outstanding hereunder in any one or more of the following ways:

          (a) by paying or causing to be paid the principal of and premium (if any) and interest on Debentures outstanding hereunder as and when the same became due and payable;

          (b) by paying to the Trustee, or making provision satisfactory to the Trustee for the payment of, moneys sufficient to pay principal and interest to maturity on Debentures outstanding hereunder and maturing within ninety days;

          (c) by paying to the Trustee, or making provision satisfactory to the Trustee for the payment of, moneys sufficient to redeem Debentures outstanding hereunder together with (i) proof satisfactory to the Trustee that notice of redemption of such Debentures within ninety days has been duly given or waived or (ii) a written order of the Bank, expressed to be irrevocable, authorizing the Trustee to give notice of such redemption for and on behalf of the Bank; and/or

          (d) by delivering to the Trustee, for cancellation by it, Debentures outstanding hereunder with all unpaid coupons pertaining thereto;

     (2) that all other moneys (if any) payable hereunder have been paid or satisfied; and

     (3) that all costs, charges and expenses properly incurred by the Trustee in relation to these presents and all interest thereon and the remuneration of the Trustee have been paid or provision satisfactory to the Trustee has been made therefor;

the Trustee shall, upon the written request and at the expense of the Bank, execute and deliver to the Bank such instruments as shall be requisite to evidence the satisfaction of the obligations of the Bank under this Trust Indenture and to release the Bank from its covenants herein contained except those relating to the indemnification of the Trustee.

                                  ARTICLE EIGHT

                                 SUCCESSOR BANKS

     SECTION 8.01. Certain Requirements in Respect of Merger, etc. The Bank shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of any such amalgamation, of the continuing company resulting therefrom, unless, but may do so if:

     (1) the successor bank is an amalgamated bank resulting from the amalgamation of the Bank with one or more other Canadian chartered banks under an amalgamation agreement having the force of law under the Bank Act and by virtue of which the successor bank is subject to all the duties, liabilities and obligations of the Bank under this Trust Indenture and the Debentures; or

     (2) the successor bank is a corporation lawfully entitled to acquire and operate the undertaking and assets of the Bank and:

          (a) the successor bank shall execute, prior to or contemporaneously with the consummation of such transaction, an indenture supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee and in the opinion of counsel are necessary or advisable to evidence the assumption by the successor bank of liability for the due and punctual payment of all the Debentures and the interest thereon and all other moneys payable hereunder and the covenant of the successor bank to pay the same and its agreement to observe and perform all the covenants and obligations of the Bank under this Trust Indenture;

          (b) such transaction shall to the satisfaction of the Trustee and in the opinion of counsel be upon terms substantially preserving and not materially impairing any of the rights and powers of the Trustee or of the Debentureholders hereunder; and

          (c) no condition or event shall exist in respect of the successor bank at the time of such transaction and after giving full effect thereto which constitutes or would constitute an event of default hereunder.

     SECTION 8.02. Vesting of Powers in Successor. Whenever the conditions of section 8.01 have been duly observed and performed, the Trustee shall execute and deliver the said supplemental indenture pursuant to Article Ten and thereupon the successor bank shall possess and from time to time may exercise each and every right and power of the Bank under this Trust Indenture in the name of the Bank or otherwise and any act or proceeding by any provision of this Trust Indenture required to be done or performed by any directors and officers of the Bank may be done and performed with like force and effect by the like directors or officers of such successor bank.

                                  ARTICLE NINE

                          MEETINGS OF DEBENTUREHOLDERS

     SECTION 9.01. Right to Convene Meeting. The Trustee may at any time and from time to time and shall, on receipt of a written request of the Bank or a Debentureholders' Request and upon being indemnified to its reasonable satisfaction by the Bank or by the Debentureholders signing such Debentureholders' Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing within thirty days after receipt of such request and indemnity to give notice convening such meeting, the Bank or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the city of Montreal or in the city of Toronto or at such other place as may be approved or determined by the Trustee.

     SECTION 9.02. Notice. At least thirty days' notice of any meeting shall be given to the Debentureholders in the manner provided in Article Twelve and a copy thereof shall be sent by mail to the Trustee unless the meeting has been called by it and to the Bank unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

     SECTION 9.03. Chairman. Some individual person, who need not be a Debentureholder, nominated in writing by the Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within fifteen minutes from the time fixed for the holding of the meeting, the Debentureholders present in person or by proxy shall choose some person present to be chairman.

     SECTION 9.04. Quorum. Subject to the provisions of section 9.13:

          (a) at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures;

          (b) if a quorum of the Debentureholders shall not be present within one half hour after the time fixed for holding any meeting, the meeting, if convened by the Debentureholders or on a Debentureholders' Request, shall be dissolved, but if otherwise convened the meeting shall stand adjourned without notice to the same day in the next week (unless such day is a non-business day in which case it shall stand adjourned to the next following business day thereafter) at the same time and place, unless the chairman shall appoint some other place, day and/or time of which not less than seven days' notice shall be given in the manner provided in Article Twelve; and

          (c) at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% in principal amount of the outstanding Debentures.

     SECTION 9.05. Power to Adjourn. The chairman of any meeting at which a quorum of the Debentureholders is present may with the consent of the holders of a majority in principal amount of the Debentures represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

     SECTION 9.06. Show of Hands. Every question submitted to a meeting shall be decided by a majority of the votes given on a show of hands except that votes on extraordinary resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or loss or not carried by a particular majority shall be conclusive evidence of the fact.

     SECTION 9.07. Poll. On every extraordinary resolution, and on any other question submitted to a meeting when demanded after a vote by show of hands by the chairman or by any Debentureholder, a poll shall be taken in such manner as the chairman shall direct. Questions other than extraordinary resolutions shall, if a poll be taken, be decided by the votes of the holders of more than 50% in principal amount of the Debentures represented at the meeting and voted on the poll.

     SECTION 9.08. Voting. On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more absent Debentureholders or both, shall have one vote. On a poll each

Debentureholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. A proxy need not be a Debentureholder. In the case of joint registered holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they must vote together in respect of the Debentures of which they are joint registered holders.

     SECTION 9.09. Regulations. The Trustee or the Bank with the approval of the Trustee may from time to time make and from time to time vary such regulations as it shall from time to time think fit:

          (a) for the issue of voting certificates

               (i) by any bank, trust company or other depositary approved by the Trustee certifying that specified unregistered Debentures have been deposited with it by a named holder and will remain on deposit until after the meeting, or

               (ii) by any bank, trust company, insurance company, governmental department or agency approved by the Trustee certifying that it is the holder of specified unregistered Debentures and will continue to hold the same until after the meeting;

     which voting certificates shall entitle the holders named therein to be present and vote at any such meeting and at any adjournment thereof to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof, in the same manner and with the same effect as though the holders so named in such voting certificates were the actual bearers of the Debentures specified therein;

          (b) for the deposit of voting certificates and/or instruments appointing proxies at such place as the Trustee, the Bank or the Debentureholders convening the meeting, as the case may be, may in the notice convening the meeting direct; and

          (c) for the deposit of voting certificates and/or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such voting certificates and/or instruments appointing proxies to be mailed, cabled or otherwise transmitted before the meeting to the Bank or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be persons who produce unregistered Debentures at the meeting and the holders of registered Debentures and persons whom holders of registered Debentures have by instrument in writing duly appointed as their proxies.

     SECTION 9.10. Bank and Trustee may be Represented. The Bank and the Trustee, by their respective officers and directors, and the legal advisers of the Bank and the Trustee may attend any meeting of the Debentureholders, but shall have no vote as such.

     SECTION 9.11. Powers Exercisable by Extraordinary Resolution.

     (1) In addition to all other powers conferred upon them by any other provisions of this Trust Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by extraordinary resolution:

          (a) power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Debentureholders and/or the Trustee against the Bank or against its undertaking, property and assets or any part thereof whether such rights arise under this Trust Indenture or the Debentures or otherwise;

          (b) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Trust Indenture or the Debentures in any manner specified in such extraordinary resolution or to refrain from exercising any such power, right, remedy or authority;

          (c) power to waive and direct the Trustee to waive any default on the part of the Bank in complying with any provision of this Trust Indenture or the Debentures, and/or to annul and to direct the Trustee to annul any declaration in respect of such default made by the Trustee pursuant to section 6.03, either unconditionally or upon any conditions specified in such extraordinary resolution;

          (d) power to restrain any Debentureholder or the holder of any coupon from taking, instituting or maintaining any suit, action or proceeding for the payment of principal, interest or premium or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or a trustee in bankruptcy or to have the Bank wound up or for any other remedy hereunder;

          (e) power to sanction the exchange of Debentures for or the conversion of Debentures into shares, bonds, debentures, notes or any other securities or obligations of the Bank or any other bank or corporation or proposed bank or corporation;

          (f) power to repeal, modify or amend any extraordinary resolution previously passed by the Debentureholders; and

          (g) power to assent to any modification of or change in or omission from the provisions contained herein which shall be agreed to by the Bank and to authorize the Trustee to concur in and execute any deed or instrument supplemental hereto embodying such modification, change or omission.

     (2) A meeting of Debentureholders shall have the power, exercisable from time to time by extraordinary resolution, to appoint and remove a committee to consult with the Trustee and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such extraordinary resolution) all or any of the powers which the Debentureholders could exercise by extraordinary resolution under clauses (b), (c) and (d) of subsection (1) of this section
9.11. The extraordinary resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the extraordinary resolution appointing it, and the members need not be themselves Debentureholders. Subject to the extraordinary resolution appointing it, every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither such committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken in good faith.

     SECTION 9.12. Powers Cumulative. It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Trust Indenture stated to be exercisable by the Debentureholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Debentureholders to exercise such power or powers or combination of powers then or any power or powers or combination of powers thereafter from time to time.

     SECTION 9.13. Meaning of "Extraordinary Resolution".

     (1) The expression "extraordinary resolution" when used in this Trust Indenture means, subject as hereinafter in this section 9.13 and in sections
9.15 and 9.17 provided, a resolution proposed to be passed as an extraordinary resolution at a meeting of Debentureholders duly convened for the purpose and held in accordance with the provisions of this Article Nine at which the holders of more than 50% in principal amount of the Debentures then outstanding are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of Debentures represented at the meeting and voted on a poll upon such resolution.

     (2) If at any such meeting the holders of more than 50% in principal amount of the Debentures outstanding are not present in person or by proxy within one half hour after the time appointed for the meeting, then the meeting, if convened by Debentureholders or on a Debentureholder's Request, shall be dissolved; but if otherwise convened the meeting shall stand adjourned to such day, being not less than twenty-one nor more than sixty days later, and to such place and time as may be appointed by the chairman. Not less than ten days notice shall be given of the time and place of such adjourned meeting in the manner provided in Article Twelve. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (1) of this section 9.13 shall be an extraordinary resolution within the meaning of this Trust Indenture, notwithstanding that the holders of more than 50% in principal amount of the Debentures then outstanding are not present in person or by proxy at such adjourned meeting.

     (3) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

     SECTION 9.14. Minutes. Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Bank, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had, to have been duly passed and had.

     SECTION 9.15. Instruments in Writing. All actions that may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article Nine provided may also be taken and exercised by the holders of not less than 66 2/3% in principal amount of all the outstanding Debentures by an instrument in writing signed in one or more counterparts and the expression "extraordinary resolution" when used in this Trust Indenture shall include an instrument so signed.

     SECTION 9.16. Binding Effect of Resolutions. Subject to the provisions of section 9.17, every resolution and every extraordinary resolution passed in accordance with the provisions of this Article Nine at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debenture-holders in accordance with section 9.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, extraordinary resolution and instrument in writing.

     SECTION 9.17. Serial Meetings.

     (1) If any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under section 9.15, especially affects the rights of the holders of Debentures of one or more series or maturities in a manner or to an extent substantially differing from that in or to which it affects the rights of the holders of Debentures of any other series or maturity (as to which an opinion of counsel shall be binding on all Debentureholders, the Trustee and the Bank for all purposes hereof) then:

          (a) reference to such fact, indicating each series or maturity so especially affected, shall be made in the notice of such meeting and the meeting shall be and is herein called a "serial meeting"; and

          (b) the holders of Debentures of a series or maturity so especially affected shall not be bound by any action taken at a serial meeting or by instruments in writing under section 9.15 unless in addition to compliance with the other provisions of this Article:

               (i) at such serial meeting:

                    (A) there are present in person or by proxy holders of at
               least 25% (or for the purpose of passing an extraordinary resolution more than 50%) in principal amount of the outstanding Debentures of such series or maturity, subject to the provisions of this Article as to adjourned meetings; and

                    (B) the resolution is passed by the favourable votes of the holders of more than 50% (or in the case of an extraordinary resolution not less than 66 2/3%) in principal amount of Debentures of such series or maturity voted on the resolution; or

               (ii) in the case of action taken or power exercised by instrument in writing under section 9.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the outstanding Debentures of such series or maturity.

     (2) If in the opinion of counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under section 9.15, does not adversely affect the rights of the holders of Debentures of one or more particular series or maturities, the provisions of this Article Nine shall apply as if the Debentures of such series or maturity were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series or maturity. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series or maturity are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series or maturity.

     (3) A proposal (i) to extend the maturity of Debentures of any particular series or maturity or reduce the principal amount thereof or the rate of interest or redemption premium thereon, (ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding, or (iii) to reduce with respect to holders of Debentures of any particular series any percentage stated in section 1.01, 6.04, 9.04, 9.07, 9.13 or 9.15 or in this section 9.17, shall be deemed to especially affect the rights of the holders of Debentures of such series or maturity, as the case may be, in a manner substantially differing from that in which it affects the rights of holders of Debentures of any other series or maturity, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series and maturities.

                                   ARTICLE TEN

                             SUPPLEMENTAL INDENTURES

     SECTION 10.01. Execution of Supplemental Indentures. From time to time the Bank (when authorized by a resolution of its directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, indentures or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

          (a) establishing the terms of any subsequent series of Debentures and the forms and denominations in which they may be issued as provided in Article Two;

          (b) adding to the covenants of the Bank herein contained for the protection of the holders of the Debentures, or of the Debentures of any series, and providing for events of default in addition to those specified in Article Six;

          (c) evidencing the succession of successor banks to the Bank and the covenants of and obligations assumed by such successor banks in accordance with the provisions of Article Eight;

          (d) giving effect to any extraordinary resolution passed as provided in Article Nine;

          (e) adding to or altering the provisions hereof in respect of the registration and transfer of Debentures, making provision for the issue of Debentures in forms or denominations other than those herein provided for and for the exchange of Debentures of different forms and denominations, and making any modifications in the forms of the Debentures and coupons which in the opinion of the Trustee do not affect the substance thereof;

          (f) making any additions to, deletions from or alterations of the provisions of this Trust Indenture which the Bank may deem necessary or advisable in order to facilitate the sale of the Debentures and which, in the opinion of the Trustee, do not adversely affect in any substantial respect the interests of the holders of the Debentures, or any series or maturity thereof then outstanding, including without limiting the generality of the foregoing such additions, deletions and alterations, including provision for the appointment of an additional trustee or a co-trustee in any jurisdiction, as would be required to comply with the provisions relating to trust indentures contained in any corporations act, securities act, trust indenture act or similar legislation in any jurisdiction in which the Bank may desire to sell the Debentures;

          (g) making any additions to, deletions from or alterations of the provisions of this Trust Indenture which in the opinion of counsel may from time to time be necessary or advisable to conform the same to applicable legislation as that term is defined in subsection (1) of section 11.01;
     and

          (h) for any other purpose not inconsistent with the terms of this Trust Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Trustee the rights of the Trustee or of the Debentureholders are in no way prejudiced thereby.

                                 ARTICLE ELEVEN

                             CONCERNING THE TRUSTEE

     SECTION 11.01. Trust Indenture Legislation.

     (1) In this Article the term "applicable legislation" means the provisions, if any, of any statute of Canada or a province thereof, and of regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Trust Indenture.

     (2) If and to the extent that any provision of this Trust Indenture limits, qualifies or conflicts with a mandatory requirement of applicable legislation, such mandatory requirement shall prevail.

     (3) The Bank and the Trustee agree that each will at all times in relation to this Trust Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of applicable legislation.

     SECTION 11.02. Rights and Duties of Trustee.

     (1) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Trust Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

     (2) Subject only to subsection (1) of this section 11.02, the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Trust Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

     (3) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them, for which Debentures the Trustee shall issue receipts.

     (4) Every provision of this Trust Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it, is subject to the provisions of applicable legislation and of this section 11.02 and of section 11.03.

     SECTION 11.03. Evidence, Experts and Advisers.

     (1) In addition to the reports; certificates, opinions and other evidence required by this Trust Indenture, the Bank shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by applicable legislation or as the Trustee may reasonably require by written notice to the Bank.

     (2) In the exercise of its rights, duties and obligations, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence referred to in subsection (1) of this section 11.03 provided that such evidence complies with applicable legislation and that the Trustee examines the same in order to determine whether such evidence indicates compliance with the applicable requirements of this Trust Indenture.

     (3) Whenever applicable legislation requires that evidence referred to in subsection (1) of this section 11.03 be in the form of a statutory declaration, the Trustee may accept such statutory declaration in lieu of a certificate of the Bank required by any provision hereof. Any such statutory declaration may be made by one or more of the chairman, the president, the secretary, the comptroller, the chief accountant, or any vice president, assistant secretary or director of the Bank.

     (4) Proof of the execution of an instrument in writing, including a Debentureholders' Request, by any Debentureholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate.

     (5) The Trustee may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and shall not be responsible for any misconduct on the part of any of them.

     SECTION 11.04. Documents, Moneys, etc., Held by Trustee. Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of the Bank or of any other Canadian chartered bank or deposited for safekeeping with any such bank. Pending the application or withdrawal of any moneys so held under any provision of this Trust Indenture, the Trustee, unless it is herein otherwise expressly provided, may deposit the same in the name of the Trustee in the Bank or in any other Canadian chartered bank at the rate of interest (if any) then current on similar deposits or, if so directed by written order of the Bank, shall (i) deposit such moneys in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, or (ii) invest such moneys in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of investment, of the Bank or of any other Canadian chartered bank or loan or trust company. Unless an event of default shall have occurred and be continuing, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Bank.

     SECTION 11.05. Action by Trustee to Protect Interests. The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Debentureholders.

     SECTION 11.06. Trustee not Required to Give Security. The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Trust Indenture or otherwise in respect of the premises.

     SECTION 11.07. Protection of Trustee. By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

     (1) The Trustee shall not be liable for or by any reason of any statements of fact or recitals in this Trust Indenture or in the Debentures (except in the certificate of the Trustee thereon) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Bank.

     (2) Nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Trust Indenture or any instrument ancillary or supplemental hereto.

     (3) The Trustee shall not be bound to give notice to any person or persons of the execution hereof.

     (4) The Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Bank of any of the covenants herein contained or of any acts of the agents or servants of the Bank.

     (5) The Trustee, in its personal or any other capacity, may buy, lend upon and deal in shares in the capital of the Bank and in the Debentures and generally may contract and enter into financial transactions with the Bank without being liable to account for any profit made thereby.

     SECTION 11.08. Replacement of Trustee. The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Bank three months' notice in writing or such shorter notice as the

Bank may accept as sufficient. The Debentureholders by extraordinary resolutions shall have power at any time to remove the Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Bank shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders; but any new Trustee so appointed by the Bank shall be subject to removal as aforesaid by the Debentureholders. Any new Trustee appointed under any provision of this section 11.08 shall be a corporation authorized to carry on the business of a trust company in Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Bank, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Trustee.

     SECTION 11.09. Conflict of Interest. The Trustee represents that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within ninety days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust hereunder.

     SECTION 11.10. Acceptance of Trust. The Trustee hereby accepts the trusts in this Trust Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

                                 ARTICLE TWELVE

                                     NOTICES

     SECTION 12.01. Notice to Debentureholders. Unless herein otherwise expressly provided, any notice to be given hereunder to Debentureholders shall be deemed to be validly given:

          (a) to the holders of registered Debentures if such notice is sent by unregistered surface or air mail, postage prepaid, addressed to such holders at their respective addresses appearing on the register maintained under Article Three; and if in the case of joint holders of any Debentures more than one address appears in the register in respect of such joint holding, such notice shall be addressed only to the first address so appearing; and

          (b) to the holders of unregistered Debentures if such notice is published once in each of the cities of Montreal, Toronto, Calgary and Vancouver, each such publication to be made in a daily newspaper in the English or French language, or both languages, of general circulation in the designated cities and approved by the Trustee; provided that in the case of notice convening a meeting of Debentureholders, the Trustee may require such additional publications of such notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the Debentureholders.

Any notice so given by mail shall be deemed to have been given on the day of mailing. Any notice so given by publication shall be deemed to have been given when such notice shall have been published once in each of the cities in which publication thereof was required under the foregoing provisions. In determining under any provision hereof the date when notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder shall not invalidate any action or proceeding founded thereon.

     SECTION 12.02. Notice to the Trustee. Any notice to the Trustee under the provisions of this Trust Indenture shall be valid and effective if delivered to an officer of the Trustee or if sent by registered mail, postage prepaid, addressed to the Trustee at its principal office in Montreal, Quebec. Notice by mail shall be deemed to have been effectively given at the time when in the ordinary course of mail the same should have reached its destination.

     SECTION 12.03. Notice to the Bank. Any notice to the Bank under the provisions of this Trust Indenture shall be valid and effective if delivered to an officer of the Bank or if sent by registered mail, postage prepaid, addressed to the Bank at 129, rue St-Jacques, Montreal, Quebec to the attention of the secretary. Notice by mail shall be deemed to have been effectively given at the time when in the ordinary course of mail the same should have reached its destination. The Bank may from time to time notify the Trustee of a change in address which thereafter, until changed by like notice, shall be the address of the Bank for all purposes of this Trust Indenture.

                                ARTICLE THIRTEEN

                          FORMS OF SERIES 1 DEBENTURES

     SECTION 13.01. Form of Coupon Debenture. The form of the coupon Debenture for the Series 1 Debentures, the Trustee's certificate and the interest coupon pertaining thereto shall be substantially as follows in English and/or in
French:

                           (FORM OF COUPON DEBENTURE)

                                  English Text

                  THIS IS NOT AN INSURED DEPOSIT AS DEFINED BY
                    THE CANADA DEPOSIT INSURANCE CORPORATION

$________________________                                $______________________

No. _____________________                                No. ___________________

                             The First Canadian Bank

                                BANK OF MONTREAL

                     (Incorporated under the laws of Canada)

                             9% DEBENTURE, SERIES 1
                                DUE MARCH 1, 1984

     FOR VALUE RECEIVED, BANK OF MONTREAL (the "Bank") hereby promises to pay to the bearer or, if registered, to the registered holder hereof

                                ON MARCH 1, 1984
the principal sum of

                             DOLLARS ($___________ )

in lawful money of Canada upon presentation and surrender of this Debenture at any branch in Canada of the Bank at the holder's option and until payment of the said principal sum to pay interest thereon from March 1, 1978 at the same places in like money at the rate of nine per cent (9%) per annum, half yearly on September 1 and March 1 in each year, on presentation and surrender of the respective interest coupons attached hereto as they severally become due, with overdue interest, if any, to bear interest at the same rate.

     The Series 1 Debentures, of which this is one, are issued pursuant to a trust indenture bearing formal date of February 1, 1978 (the "Trust Indenture") between the Bank and The Royal Trust Company (the "Trustee") as Trustee for the Debentureholders. The Series 1 Debentures rank equally and rateably with all other debentures of the Bank from time to time issued and outstanding under the Trust Indenture and the trust agreement dated as of April 1, 1972 and agreements supplemental thereto. As provided in the Trust Indenture and in the Bank Act (Canada), payment of all amounts owing hereunder is subordinated to the deposit liabilities and all other liabilities of the Bank other than those ranking equally with or subordinate to the Series 1 Debentures. Reference is made to the Trust Indenture for a further statement of the rights of the holders of the Series 1 Debentures, of the Bank and of the Trustee to the same effect as if the provisions of the Trust Indenture were set forth herein in full.

     The Series 1 Debentures are not redeemable prior to maturity. After March 1, 1983, the Bank may purchase Series 1. Debentures in the market or by private contract.

     The Trust Indenture provides, among other things, for: (a) the exchange of this Debenture at the option of the holder for other Series 1 Debentures in other authorized forms or denominations in equal aggregate principal amount; (b) the acceleration of the maturity of this Debenture in the case of an event of default (provided that this Debenture shall in no event be payable before March 1, 1983); and (c) the holding of meetings of Debentureholders and for making binding on all Debentureholders certain decisions taken thereat.

     This Debenture shall pass by delivery unless registered as to principal. It may be registered as to principal only or discharged from registry at the principal offices of the Trustee in any of the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary or Vancouver, or at such other places as may be designated by the Bank with the approval of the Trustee, and when registered, it may be transferred only by the registered holder hereof or his attorney duly authorized in writing. The coupons annexed hereto shall at all times be payable to bearer and shall pass by delivery.

     This Debenture shall not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee.

     IN WITNESS WHEREOF this Debenture has been duly executed and the corporate seal of the Bank affixed hereon as of March 1, 1978.

BANK OF MONTREAL


By:                                     And:
    ---------------------------------        -----------------------------------
    Chairman                                 Secretary

                          (FORM OF REGISTRATION PANEL)

                                  English Text

                    NO WRITING HEREON EXCEPT BY THE REGISTRAR

Date of Registry   In whose name Registered   Signature of Registrar
----------------   ------------------------   ----------------------


                         (FORM OF TRUSTEE'S CERTIFICATE)

                                  English Text

                              TRUSTEE'S CERTIFICATE

     This Debenture is one of the Series 1 Debentures issued under the Trust Indenture within mentioned.

                                        THE ROYAL TRUST COMPANY
                                        Trustee


                                        By
                                           -------------------------------------
                                           Authorized Officer

                 (FORM OF COUPON - ATTACHED TO COUPON DEBENTURE)

                                  English Text

The First Canadian Bank                                                    No: F

     BANK OF MONTREAL will pay to the bearer on the 1st _______ 19___ the sum of $_____ in lawful money of Canada, at any branch in Canada of the Bank of Montreal, at the bearer's option, being one-half year's interest on its Series 1 Debenture No. _________ dated March 1, 1978.

                                                                       Secretary

                           (FORM OF COUPON DEBENTURE)

                                   French Text

              LA PRESENTE NE CONSTITUE PAS UN DEPOT ASSURE TEL QUE
                DEFINI PAR LA SOCIETE D'ASSURANCE DEPOT DU CANADA

$___________________                                        $___________________

No._________________                                        No._________________

                          La Premiere Banque Canadienne

                               BANQUE DE MONTREAL

                    (Constituee en vertu des lois du Canada)

                              DEBENTURE 9%, SERIE 1
                            ECHEANT LE 1er MARS 1984

     POUR VALEUR RECUE, BANQUE DE MONTREAL (la "Banque") promet par les presentes de payer au porteur ou, en cas d'immatriculation, au detenteur inscrit des presentes,

                                LE 1er MARS 1984
la somme nominale de

                              DOLLARS ($__________)

en monnaie legale du Canada sur presentation et remise de cette Debenture a toute succursale au Canada de la Banque, au choix du detenteur, et de payer l'interet sur cette somme a compter du 1er mars 1978 jusqu'a parfait paiement d'icelle, en meme monnaie et aux memes endroits, au taux de neuf pour cent (9%) l'an, semestriellement le 1er septembre et le ler mars de chaque annee, sur presentation et remise des coupons d'interet correspondants annexes aux presentes, a leur echeance respective, plus l'interet au meme taux sur tout arrerage d'interet, s'il en est.

     Les Debentures serie 1, dont la presente Debenture fait partie, sont emises en vertu d'un acte de fiducie portant la date officielle du 1er fevrier 1978 (1' "acte de fiducie") passe entre la Banque et la Compagnie Trust Royal (le "fiduciaire") a titre de fiduciaire pour les detenteurs des Debentures. Les Debentures serie 1 prennent rang pari passu avec toutes les autres debentures de la Banque emises de temps a autre et en cours en vertu de l'acte de fiducie et de la convention de fiducie datee du 1er avril 1972 et de ses conventions supplementaires. Selon l'acte de fiducie et la Loi sur les banques (Canada), le paiement de toute somme due en vertu des presentes est subordonne au passif-depots et a tous les autres elements du passif de la Banque, sauf ceux qui possedent rang egal ou subordonne aux Debentures serie 1. II faut se referer a 1'acte de fiducie pour un expose plus complet des droits des detenteurs des Debentures serie 1 et des droits de la Banque et du fiduciaire, tout comme si les dispositions de 1'acte de fiducie etaient reprises en entier aux presentes.

     Les Debentures serie 1 ne sont pas rachetables avant echeance. Apres le 1er mars 1983, la Banque pent acheter des Debentures serie 1 sur le marche ou de gre a gre.

     L'acte de fiducie prevoient, entre autres: (a) 1'echange de cette Debenture, au gre du detenteur, contre d'autres Debentures serie 1 sous d'autres formes ou coupures autorisees d'une valeur nominale globale equivalente, (b) la decheance du terme de cette Debenture en cas de defaut (pourvu que cette Debenture ne soit en aucun cas payable avant Ie ler mars 1983) et (c) la tenue d'assemblees des detenteurs des Debentures et 1'assujettissement de tous les detenteurs des Debentures a certaines decisions prises a ces assemblees.

     Cette Debenture sera cessible par livraison a moins qu'elle ne soit immatriculee quant au capital. Elie peut etre immatriculee quant au capital seulement ou liberee de l'immatriculation a l'un on l'autre des bureaux principaux du fiduciaire situes a Halifax, Montreal, Toronto, Winnipeg, Calgary ou Vancouver, ou a tels autres endroits que la Banque pourra designer avec 1' approbation du fiduciaire. Si cette Debenture est immatriculee, elle ne pourra etre transferee que par son detenteur inscrit ou son fonde de pouvoir dument autorise par ecrit. Les coupons ci-annexes seront payables au porteur en tout temps et seront cessibles par livraison.

     Cette Debenture ne prendra plein effet qu'apres avoir ete atteste par le fiduciaire ou en son nom.

     EN FOI DE QUOI, cette Debenture a ete dument signee et le sceau de la Banque y a ete appose en date du ler mars 1978.


BANQUE DE MONTREAL


Par:                                    Et:
     --------------------------------       ------------------------------------
     President du conseil                   Secretaire

                          (FORM OF REGISTRATION PANEL)

                                   French Text

                      CET ESPACE EST RESERVE AU REGISTRAIRE

       Date               Nom du           Signature
d'immatriculation   detenteur inscrit   du registraire
-----------------   -----------------   --------------


                         (FORM OF TRUSTEE'S CERTIFICATE)

                                   French Text

                            ATTESTATION DU FIDUCIAIRE

     Cette Debenture est une des Debentures serie 1 emises en vertu de l'acte de fiducie ci-mentionne.

                                        COMPAGNIE TRUST ROYAL
                                        Fiduciaire


                                        Par
                                            ------------------------------------
                                            Officier autorise

                 (FORM OF COUPON - ATTACHED TO COUPON DEBENTURE)

                                   French Text

La Premiere Banque Canadienne                                               No.F

     BANQUE DE MONTREAL paiera au porteur le ler 19__ la somme de $____________ en monnaie legale du Canada, a toute succursale au Canada de la Banque de Montreal, au gre du porteur, representant l'interet semestriel sur sa Debenture serie 1, No.______, datee du ler mars 1978.


                                        ----------------------------------------
                                        Secretaire

     SECTION 13.02. Form of Fully Registered Debenture. The form of the fully registered Debenture for the Series 1 Debentures, the Trustee's certificate and the transfer form thereon shall be substantially as follows in English and/or in
French:

                      (FORM OF FULLY REGISTERED DEBENTURE)

                                  English Text

                  THIS IS NOT AN INSURED DEPOSIT AS DEFINED BY
                    THE CANADA DEPOSIT INSURANCE CORPORATION

$_____________________________                    $_____________________________

No.___________________________                    No.___________________________

                             The First Canadian Bank

                                BANK OF MONTREAL
                     (Incorporated under the laws of Canada)

                             9% DEBENTURE, SERIES 1
                                DUE MARCH 1, 1984

     FOR VALUE RECEIVED, BANK OF MONTREAL (the "Bank") hereby promises to pay to __________________________________________ or registered assigns

                                ON MARCH 1, 1984

the principal sum of _________________________________________________

                            DOLLARS ($____________ )

in lawful money of Canada at any branch in Canada of the Bank at the holder's option and until payment of the said principal sum to pay interest thereon from the date hereof, or from the last interest payment date to which interest shall have been paid or made available for payment on the Series 1 Debentures, whichever is the later, at the same places in like money at the rate of nine per cent (9%) per annum, half-yearly on September 1 and March 1 in each year, with overdue interest, if any, to bear interest at the same rate.

     As the interest matures, the Bank (except in case of payment at maturity, in which case payment of interest may, at the option of the Bank, be made upon surrender of this Debenture) shall forward to the registered address of the holder hereof a cheque for such interest payable at any branch in Canada of the Bank at the holder's option.

     The Series 1 Debentures, of which this is one, are issued pursuant to a trust indenture bearing formal date of February 1, 1978 (the "Trust Indenture") between the Bank and The Royal Trust Company (the "Trustee") as Trustee for the Debentureholders. The Series 1 Debentures rank equally and rateably with all other debentures of the Bank from time to time issued and outstanding under the Trust Indenture and the trust agreement dated as of April 1, 1972 and agreements supplemental thereto. As provided in the Trust Indenture and in the Bank Act (Canada), payment of all amounts owing hereunder is subordinated to the deposit liabilities and all other liabilities of the Bank other than those ranking equally with or subordinate to the Series 1 Debentures. Reference is made to the Trust Indenture for a further statement of the rights of the holders of the Series 1 Debentures, of the Bank and of the Trustee to the same effect as if the provisions of the Trust Indenture were set forth herein in full.

     The Series 1 Debentures are not redeemable prior to maturity. After March 1, 1983, the Bank may purchase Series 1 Debentures in the market or by private contract.

     The Trust Indenture provides, among other things, for: (a) the exchange of this Debenture at the option of the holder for other Series 1 Debentures in other authorized forms or denominations in equal aggregate principal amount;
(b) the acceleration of the maturity of this Debenture in the case of an event of default (provided that this Debenture shall in no event be payable before March 1, 1983); and (c) the holding of meetings of Debentureholders and for making binding on all Debentureholders certain decisions taken thereat.

     This Debenture shall be transferable at the principal offices of the Trustee in any of the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary or Vancouver, or at such other places as may be designated by the Bank with the approval of the Trustee, and it may be transferred only by the registered holder hereof or his attorney duly authorized in writing.

     This Debenture shall not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee.

     IN WITNESS WHEREOF this Debenture has been duly executed and the corporate seal of the Bank affixed hereon as of March 1, 1978.


BANK OF MONTREAL


By:                                     And:
    ---------------------------------        -----------------------------------
    Chairman                                 Secretary

                               (FORM OF TRANSFER)

                                  English text

     FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) unto ________________________________________________________________ the within
Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing ________________________________________________ attorney to transfer the said
Debenture on the registers maintained for that purpose with full power of substitution in the premises.


Dated _______________ 19___

In the presence of

-------------------------------------


                                        ----------------------------------------

                                ARTICLE FOURTEEN

                                    EXECUTION

     SECTION 14.01. Counterparts and Formal Date. This Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of February 1, 1978.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

                     BANK OF MONTREAL -- BANQUE DE MONTREAL


                                        By (Signed) F. H. MCNEIL
                                           -------------------------------------
                                           Chairman and Chief Executive Officer

(Seal)


                                        And (Signed) R. CARTER
                                            ------------------------------------
                                            Assistant Secretary


                THE ROYAL TRUST COMPANY -- COMPAGNIE TRUST ROYAL


                                        By (Signed) JOHN M. SCHOLES
                                           -------------------------------------
                                           Senior Executive Vice-President
(Seal)


                                        And (Signed) G. A. VAILLANCOURT
                                            ------------------------------------
                                            Assistant Secretary


                                       60